

March 1, 2013

Via E-mail
Bruce Van Saun
Group Finance Director
The Royal Bank of Scotland Group plc
RBS Gogarburn, PO Box 1000
Edinburgh EH12 1HQ
United Kingdom

   Re: The Royal Bank of Scotland Group plc
        Form 20-F for Fiscal Year Ended December 31, 2011
        Filed March 27, 2012
        Response dated February 1, 2013
        File No. 001-10306

Dear Mr. Van Saun:

   We have reviewed your supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

   After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2011

Risk and balance sheet management, page 58

Risk management – Credit risk, page 92

Global Restructuring Group, page 95

   1. We note your disclosure related to wholesale loan restructurings beginning on page 95. Please address the following:
      * Quantify for us the amount of covenant-related concessions you have excluded from your quantitative loan restructuring disclosures for each period. To the extent that these amounts are more than insignificant, please disclose these amounts either within

your tabular disclosure or in a footnote to your table in future filings. Also, disclose why you believe these amounts should be excluded from your restructured loan disclosures. As part of your response identify the specific factors related to credit quality that you consider in determining these loans are different from your restructured loans.

- Tell us and revise your future filings to more clearly discuss how you consider the fact that a covenant concession was made when determining the extent of any impairment provision for these loans.

- Revise your disclosure in future filings to provide a thorough discussion of the success rates of your wholesale loan modification and restructuring programs.

- You disclose on page 96 that £14.7 billion of wholesale loan restructurings were in the process of being completed as of the year ended December 31, 2011 and are excluded from your tabular disclosure. Given the significance of this amount as compared to the amount shown in your tabular disclosure, please revise future filings to disclose the asset quality and types of arrangements to which these in-process loan restructurings relate.

- Revise future filings to describe what the term "roll-overs" means in the context of your loan restructuring disclosure on page 95.

- Revise future filings to include a definition of "payment holidays" in the context of your loan restructuring disclosure on page 95. For example, does a payment holiday refer to deferred principal payments or principal forgiveness?

2. We note your disclosure here on page 95 related to wholesale loan restructurings, as well as your disclosure on page 391 related to total renegotiated loans. Please revise future filings either here or in a separate section to provide a tabular disclosure of total renegotiated loans, by loan type (e.g., wholesale and retail) and performing versus non-performing status, as of each period end.

Forbearance, page 97

3. We note your disclosure related to types of retail forbearance options, including your reference to the "reduced repayments" option. Please tell us whether the payment reduction represents a reduction of principal, a reduction in interest rates, a term extension (and, thus, a re-amortization of the payment schedule), or a combination of these. Also, consider including a definition of this term in future filings.

Asset Quality, page 103

4. We note your tabular breakdown of your asset quality bands. We also note your definition of sub-prime on page 447. Please revise your disclosure in future filings to more clearly discuss how various credit characteristics, such as current loan-to-value ratios (LTVs), sub-prime classification, and FICO scores, are considered when classifying loans into the respective asset quality bands. Identify the extent to which loans that meet the definition of sub-prime are automatically classified within certain

asset quality bands. Consider quantifying the amount of loans that you consider to meet the definition of sub-prime as is disclosed on page 447.

Additional information, page 385

Analysis of loans and advances to customers, page 388

5. We note from your disclosure that 80.7% of your loans and advances to customers were variable rate loans as of December 31, 2011. Please describe the key terms of your variable rate loans, including whether you originate and/or hold any interest-only loans. If you do hold interest-only loans, please tell us and revise future filings to disclose the amount of such loans held as of each period end, to summarize the basis of the interest rates (e.g. based on LIBOR, etc.), and to address the following:

- The amount of provision related specifically to interest-only loans as of each period end.
- Provide a tabular disclosure of interest-only loans segregated by year of maturity and type of interest-only structure (e.g. balloon payment, delayed fully amortizing, etc.).
- Clarify whether the loans convert to amortizing after the interest-only period ends, and if so, discuss the typical percentage impact to the monthly payment upon conversion to an amortizing loan.
- Quantify the historical percentage of interest-only loans that reached maturity and, of those, the percentage that were able to pay off the principal balance versus the percentage that subsequently defaulted upon maturity.
- For loans which you originated as interest-only loans, clarify the extent to which you have provided any additional extensions to the interest-only period for these loans and if so, disclose the reason(s) for doing so. Please also identify whether you consider these loans to be in forbearance upon the subsequent extension.
- More clearly discuss the extent to which you evaluate LTVs and the ultimate collection of remaining principal and interest before making these extensions.
- For the loans which are converted to interest-only under your forbearance program, revise your proposed disclosure to clarify how long the interest-only period for these loans is typically extended. To the extent it is for one year or more, address how you consider the impact on your 30-day and 90-day arrear statistics. Given that the borrower is only required to make the interest payment, address the extent to which this type of modification could positively impact your delinquency trends such that the data may not accurately reflect the likelihood of ultimate collection.
- To the extent any interest-only loans convert to amortizing, discuss the impact to historical and expected credit quality trends and delinquency statistics upon conversion to an amortizing loan. Further, to the extent possible, please disclose credit quality information separately for interest-only loans compared to other types of loans, including past due amounts, impaired amounts, and LTVs, in addition to separately disclosing interest-only loans in forbearance (which you already propose disclosing in your response).

Risk elements in lending, page 392

6. We note your response and proposed disclosure to prior comment 9 from our letter dated December 31, 2012. Regarding your response related to determining your loan loss provision on the retail loan portfolio, we note that you consider certain characteristics such as LTVs, arrears status, and default vintage when assessing the recoverable amount and calculating the related provisions for these loans. Please tell us and further revise your disclosure to confirm, if true, that you also consider characteristics such as whether the loan has been renegotiated and/or whether a covenant waiver has been granted when calculating the provision for your retail loan portfolio.

You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 or me at (202) 551-3494 with any questions.

Sincerely,

/s/ Kevin W. Vaughn

Kevin W. Vaughn
Accounting Branch Chief